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                                                                      Exhibit 13


FOR IMMEDIATE RELEASE                         Contact:     Terry M. Kuflik
                                                           212/229-6379 (phone)


                     THE TURNER CORPORATION ANNOUNCES MERGER
                                WITH HOCHTIEF AG

NEW YORK, Aug. 16 -- The Turner Corporation (NYSE: TUR) announced that it has entered into a merger agreement with HOCHTIEF AG under which it will acquire all of the outstanding common stock of Turner for $28.625 per share. As a first step, HOCHTIEF will make a tender offer for all Turner shares. The Board of Directors of Turner has unanimously approved the merger agreement.

Certain Officers and Directors of Turner, as well as Turner's largest stockholder EBSPSW Holdings AG, have agreed to tender Turner shares owned by them, representing in the aggregate approximately 22 percent of the outstanding voting power of Turner, and to grant HOCHTIEF an option to buy such shares in accordance with, and subject to, the terms of an agreement among HOCHTIEF and such shareholders.

With its work completed valued at $6.7 billion last year, HOCHTIEF AG is Germany's largest construction firm. Roughly 48 percent of the Group's business is done outside Germany. HOCHTIEF is increasingly involved not only in planning and building, but also in financing and operating complex infrastructure and other projects.

Commenting on an offer from HOCHTIEF, Turner Chairman E.T. Gravette, Jr. said, "HOCHTIEF has the full support of our Board. We are delighted to have such a strong partner take this interest in Turner and we are confident that together we will be a powerful combination in the marketplace.

"This bid from HOCHTIEF recognizes the full value of Turner shares and the strategic importance and potential of Turner as one of America's leading general contractors. With $6.7 billion of work completed in 1998, HOCHTIEF is one of the leaders in the worldwide construction industry. Joined with Turner, which completed more than $4.1 billion in 1998 construction, HOCHTIEF substantially reinforces its position as a leader on the cutting edge of total construction project leadership."

Mr. Gravette emphasized the merger with HOCHTIEF will result in a win/win situation. "The Turner Corporation will continue to operate as an autonomous subsidiary with no change in U.S.
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management. From Turner's perspective, this is a growth-driven transaction, not a cost-reduction deal. There are no layoffs anticipated for Turner operations by reason of the merger."

HOCHTIEF's obligation to purchase shares in the offer will be conditioned upon the tender of shares representing at least two-thirds of the outstanding voting power of Turner and will be further subject to the satisfaction or waiver of certain customary conditions, including expiration or termination of the waiting period under the Hart Scott Rodino Anti-Trust Improvements Act of 1976.

Headquartered in New York City, The Turner Corporation, through Turner Construction Company and other construction subsidiaries, is one of the nation's leading general contractors, providing a complete range of construction and program management services to the building market. Special emphasis is placed on the commercial, retail, education, pharmaceutical, healthcare, sports and justice sectors.

With more than sixty percent of Turner Corporation's business coming from repeat clients, Turner is recognized as an industry leader in providing quality service in diverse markets. The Company has a strong knowledge of the local markets in which it operates, providing excellent service to key areas that offer the greatest potential and highest return.

Operating through 41 offices, Turner has construction projects underway throughout the United States and abroad. During 1998, The Turner Corporation completed in excess of $4.1 billion in construction.

HOCHTIEF AG, based in Essen, Germany, has 37,000 employees around the world. HOCHTIEF's operations in North America have in the past been channeled via its participating interest in Kitchell Corporation of Phoenix, Arizona. HOCHTIEF will retain its current holding of 35.46 percent of Kitchell's equity unchanged. Kitchell primarily operates in the traditional construction and general contracting business in the South Western United States.

For more information, visit Turner's Website at http://www.turnerconstruction.com.

The statements contained in this release which are not historical facts may be forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties, including without limitation, demand and competition for these and other risks or uncertainties detailed in the Company's Securities and Exchange Commission filings.